Exhibit 4.14

36 St George Street,
Mayfair
London WIS 2FW
T + 44(0) 20 33013358
corporate finance limited	F + 44(0) 20 7529 1402

The Directors
Geo Genesis Group Ltd
Rockefeller Center
1230 Ave. of the Americas, 7th floor
New York, NY 10020

For the attention of Roger Bendelac, Esq.

September 1, 2008

Dear Sirs,

Further to our engagement letter dated April 18, 2008, we are please to confirm the agreed increase in Orange Corporate Finance's fee in the amount of an additional £10,000 to £30,000 annually payable quarterly in advance from September 2008 in relation to annual retainer as PLUS corporate advisor.

Yours faithfully

John Bridges
Director
For and on behalf of Orange Corporate Finance Ltd

Agreed and accepted for an on behalf of Geo Genesis Group Ltd

By

Roger Bendelac
Date
Director